Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to 14-6 under the Securities Exchange Act of 1934, as amended

Filing Person: W. P. Carey Inc.

Subject Company: Corporate Property Associates 15 Incorporated

Commission File No.: 000-50249

Registration File No.: 333-180328

August 2012

Dear Financial Advisor,

You should have recently received a copy of the Joint Proxy Statement/Prospectus and associated materials regarding the proposed merger of CPA®:15 with W. P. Carey & Co. LLC (“W. P. Carey”). We encourage you to read carefully the entire Joint Proxy Statement/Prospectus and brochure as they contain important information regarding the merger. You may also download all of the merger-related materials from CPA®:15’s website, www.cpa15.com.

Enclosed please find a list of your clients who are eligible to vote in the merger. Please note the following:

•

All proceeds related to the proposed merger and any additional distributions paid through the closing of the merger will be issued to the payee of record at the time of payment. The current payee is provided.

•

Historical tax information through year-end 2011 for CPA®:15 stockholders who purchased shares during CPA®:15’s public offering and hold the shares in their original registration is included in this package. For additional information regarding the tax basis of your clients, please see the Tax Basis and Capital Gain Analysis.

As a reminder, please encourage your clients to vote at their earliest convenience. We expect that Computershare Fund Services (“Computershare”), the solicitation agent for the merger, will begin soliciting votes on August 20 in an effort to reach quorum for the special meeting of stockholders. If your clients have not voted by August 20, Computershare may contact your clients to solicit their vote.

Computershare may answer any questions that you or your clients may have as they relate to the proposed merger. They can be reached at their toll-free number, 1-866-432-8736. Please contact our Investor Relations Department at 1-800-WP CAREY (1-800-972-2739) with questions regarding any of your clients’ stockholdings or tax information.

Most sincerely,

Susan C. Hyde
Managing Director

The following analysis is for general information only and does not purport to discuss all aspects of federal income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules. Stockholders are urged to consult their tax advisor regarding the federal, state, and local and foreign income and other tax consequences to them in light of their particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of W. P. Carey Inc. common stock.

Tax Basis and Capital Gain Analysis:

The receipt of W. P. Carey Inc. common stock will be tax deferred to CPA®:15 stockholders until such time as those shares of W. P. Carey Inc. are sold. However, CPA®:15 stockholders will recognize any gain on their CPA®:15 common stock up to the amount of cash they receive in the merger with respect to each share, which is $1.25 per share of CPA®:15 common stock. Any gain recognized by a CPA®:15 stockholder in the merger will generally be treated as capital gain, provided the CPA®:15 stockholder held the CPA®:15 common stock as a capital asset and provided certain exceptions do not apply. Any capital gain recognized by a CPA®:15 stockholder in the merger will be treated as long-term capital gain if the stockholder has owned the shares for more than one year. In addition, CPA®:15 stockholders who receive cash in lieu of a fractional share of W. P. Carey Inc. common stock will generally be treated as having received the cash in redemption of the fractional share. The tax consequences of participating in the merger and of holding W. P. Carey Inc. common stock will depend on each stockholder’s particular tax circumstances.

A CPA®:15 stockholder will generally have gain with respect to his or her shares of CPA®:15 common stock if the value of the merger consideration received by the stockholder with respect to such shares exceeds the stockholder’s tax basis in such shares. The tax basis of a CPA®:15 stockholder’s CPA®:15 common stock is generally the price paid to purchase the shares, adjusted to reflect certain events with respect to the common stock. A CPA®:15 stockholder’s tax basis would change, for example, as a result of receiving a distribution that is not taxable as a dividend for federal income tax purposes, sometimes referred to as a “return of capital distribution.” The tax basis of CPA®:15 common stock acquired through certain transactions, such as a tax-deferred merger, depends on the specific details of the acquisition transaction.

What is the value of the total merger consideration per share of CPA®:15 common stock received in the merger?

CPA®:15 stockholders will receive $1.25 in cash and 0.2326 shares of W. P. Carey Inc.’s common stock for each share of CPA®:15 held at the close of the merger. The value of the total consideration to be received by CPA®:15 stockholders will be based on the price of each W. P. Carey share at the close of the merger.

$1.25 in cash + [W. P. Carey price per share at close of merger × 0.2326] = Value of Total Merger Consideration

For example, based on the closing price of W. P. Carey on July 23, 2012, the last practicable date before the printing of the Joint Proxy Statement/Prospectus, the value of the total consideration is $11.97, or $1.25 + [$46.08 × 0.2326].

The ultimate merger consideration may be higher or lower as of the closing date of the merger due to changes in W. P. Carey’s stock price. We urge you to obtain current market quotations for W. P. Carey’s listed shares.

How can I estimate the per share capital gain taxable to my client at the time of the merger?

To calculate the capital gain taxable at the time of the merger, the stockholder must first determine the tax basis per share of his or her CPA®:15 common stock. If the stockholder has multiple purchases or reinvested quarterly distributions, each issuance of shares will have its own tax basis.

The original tax basis for each issuance of shares of CPA®:15 common stock is generally equal to the purchase price of such shares. If shares were acquired through inheritance prior to 2010, the fair market value of the shares at the time the shares were inherited should be used as the original basis. If shares were acquired due to inheritance in 2010 or later, special rules apply for the purpose of determining the basis of the shares. Once the original tax basis of shares of a stockholder’s CPA®:15 common stock is determined, the original tax basis should be adjusted by subtracting any return of capital distributions with respect to such shares. CPA®:15’s historic return of capital distributions are further discussed below.

A CPA®:15 stockholder’s gain in the merger with respect to each share of CPA®:15 common stock is equal to the difference between the value of the consideration received by the stockholder in exchange for such share of CPA®:15 common stock at the close of the merger and the stockholder’s tax basis in such share of CPA®:15 common stock. However, for each share of CPA®:15 common stock the stockholder exchanges in the merger, the stockholder will only recognize and be subject to tax on up to $1.25 of gain. Any gain in excess of $1.25 with respect to such share will be deferred until such time that the stockholder sells his or her W. P. Carey Inc. shares.

Merger Consideration - CPA®:15 Tax Basis = Capital Gain

Based on a closing price of W. P. Carey on July 23, 2012 of $46.08, the value of the total merger consideration would be $1.25 + [$46.08 x 0.2326], or $11.97. Please see the table below for some examples of how to calculate the per share capital gain based on $11.97 as the value of the merger consideration.

CPA®:15 Tax Basis	Total Merger Consideration	Capital Gain	Capital Gain Recognized at Time of Merger
$8.60	$11.97	$11.97 - $8.60 = $3.37

$1.25

Only the amount up to the cash received in the merger ($1.25 per share) is recognized at the time of the merger. The remaining $2.12 of gain will be deferred until such time the W. P. Carey Inc. shares are sold..

$10.72	$11.97	$11.97 - $10.72 = $1.25	$1.25 The amount of gain is equal to the cash per share received in the merger ($1.25 per share). All gain is recognized and subject to federal income tax.
$11.00	$11.97	$11.97 - $11.00 = $0.97	$0.97 The amount of gain is less than the cash per share received in the merger ($1.25 per share). All gain is recognized and subject to federal income tax.

What is the historical distribution and tax information for a full-term CPA®:15 stockholder?

Below please find the historical distribution information for a CPA®:15 stockholder that purchased his or her shares at the inception of CPA®:15’s initial public offering and holds the shares through the closing of the proposed merger (a “full-term CPA®:15 stockholder”). This information is for illustration purposes only. Each stockholder should contact his or her tax advisor for advice about the stockholder’s particular tax consequences.

Tax Year	Distribution Per Share	Return of Capital (Nondividend) Distribution %	Per Share Return of Capital (Nondividend) Distribution	Per Share Estimated Tax Basis
2002	$0.403710	0.00%	$0.000000	$10.00
2003	$0.621440	24.38%	$0.151491	$9.85
2004	$0.628660	30.13%	$0.189405	$9.66
2005	$0.636700	62.20%	$0.396025	$9.26
2006	$0.626250	0.25%	$0.001565	$9.26
2007	$0.760068	0.00%	$0.000000	$9.26
2008	$0.748843	17.33%	$0.129808	$9.13
2009	$0.709000	53.46%	$0.379023	$8.75
2010	$0.723400	16.51%	$0.119443	$8.63
2011	$0.727900	4.57%	$0.033265	$8.60

1.

The estimated tax basis information shown above is applicable only to a share of CPA®:15 common stock that was purchased by a current CPA®:15 investor for $10 before the first non-taxable return of capital distribution in 2003 and is based solely on the distributions and non-taxable return of capital distributions paid by CPA®:15. The estimated tax basis shown above does not apply to any other shares of common stock of CPA®:15, including shares acquired pursuant to the merger of CPA®:10 into CIP® in 2002 and CIP® into CPA®:15 in 2004 (see following tables), shares acquired pursuant to CPA®:15’s distribution reinvestment plan and shares acquired pursuant to bequest or inheritance.

2.	The estimated tax basis does not include any distributions paid or to be paid in 2012 and does not reflect a stockholder’s final tax basis. Stockholders will be mailed a final Form 1099-DIV no later than January 30, 2013 that may contain additional return of capital distributions that affect the stockholder’s basis.

What is the estimated taxable gain per share of CPA®:15 for an original CIP® stockholder?

Below please find the historical distribution information for a CIP® stockholder that purchased shares of CIP® at the inception of CIP®’s initial public offering, elected to receive shares of CPA®:15 common stock in the merger of CIP® into CPA®:15, and holds these shares of CPA®:15 through the closing of the current proposed merger (a “full-term CIP® investor”). This information is for illustration purposes only. Each stockholder should contact his or her tax advisor for advice about the stockholder’s particular tax consequences

Tax Year	Distribution Per Share	Return of Capital (Nondividend) Distribution %	Per Share Return of Capital (Nondividend) Distribution	Per Share Estimated Tax Basis
1992	$0.532500	35.50%	$0.189040	$10.00
1993	$0.741000	20.59%	$0.152570	$9.85
1994	$0.801750	31.34%	$0.251270	$9.60
1995	$0.809000	25.67%	$0.207705	$9.39
1996	$0.817000	14.28%	$0.116670	$9.27
1997	$0.822000	18.50%	$0.152070	$9.12
1998	$0.825220	8.52%	$0.070310	$9.05
1999	$0.828400	8.09%	$0.067015	$8.98
2000	$0.831600	26.22%	$0.218035	$8.76
2001	$0.841200	24.87%	$0.209205	$8.56
2002	$0.403710	0.00%	$0.000000	$8.56
2003	$0.621440	32.07%	$0.199296	$8.36
2004	$0.628660	30.13%	$0.189405	$8.17
2004 Merger Conversion				$7.49
2005	$0.636700	62.20%	$0.396025	$7.10
2006	$0.626250	0.25%	$0.001565	$7.09
2007	$0.760068	0.00%	$0.000000	$7.09
2008	$0.748843	17.33%	$0.129808	$6.96
2009	$0.709000	53.46%	$0.379023	$6.59
2010	$0.723400	16.51%	$0.119443	$6.47
2011	$0.727900	4.57%	$0.033265	$6.43

1.

The estimated tax basis information shown above is applicable only to a share of CIP® common stock that was purchased by a full-term CIP® investor at $10 before the first non-taxable return of capital distribution in 1992 who acquired shares pursuant to the merger of CIP® into CPA®:15 in 2004 and is based solely on the distributions and non-taxable return of capital distributions paid by CIP® and CPA®:15. The estimated tax basis shown above does not apply to any other shares of common stock of CPA®:15, including shares acquired pursuant to the merger of CPA®:10 into CIP® in 2002 (see previous table) and shares acquired at the inception of CPA®:15’s initial public offering (see following table), shares acquired pursuant to CIP® or CPA®:15’s distribution reinvestment plan and shares acquired pursuant to bequests or inheritance.

2.	The estimated tax basis does not include any distributions paid or to be paid in 2012 and does not reflect a stockholder’s final tax basis. Stockholders will be mailed a final Form 1099-DIV no later than January 30, 2013 that may contain additional return of capital distributions that affect the stockholder’s basis.

What is the estimated taxable gain per share of CPA®:15 for an original CPA®:10 stockholder?

Below please find the historical distribution information for a CPA®:10 stockholder that purchased shares of CPA®:10 at the inception of CPA®:10’s initial public offering, elected to receive shares of CIP® common stock in the merger of CPA®:10 into CIP®, elected to receive shares of CPA®:15 common stock in the merger of CIP® into CPA®:15, and holds these shares of CPA®:15 through the closing of the current proposed merger (a “full-term CPA®:10 investor”). This information is for illustration purposes only. Each stockholder should contact his or her tax advisor for advice about the stockholder’s particular tax consequences.

Tax Year	Distribution Per Share	Return of Capital (Nondividend) Distribution %	Per Share Return of Capital (Nondividend) Distribution	Per Share Estimated Tax Basis
1990	$0.000000	0.00%	$0.000000	$10.00
1991	$0.794110	23.53%	$0.186854	$9.81
1992	$0.812000	48.00%	$0.389760	$9.42
1993	$0.819750	54.34%	$0.445450	$8.98
1994	$0.824500	42.09%	$0.347030	$8.63
1995	$0.828550	36.65%	$0.303660	$8.33
1996	$0.830000	38.82%	$0.322206	$8.01
1997	$0.734600	15.13%	$0.111140	$7.89
1998	$0.705600	1.23%	$0.008680	$7.89
1999	$0.708800	25.04%	$0.177480	$7.71
2000	$0.712000	42.09%	$0.299660	$7.41
2001	$0.715200	2.87%	$0.020530	$7.39
2002	$0.662550	84.58%	$0.560380	$6.83
2002 Merger Conversion				$8.08
2003	$0.621440	35.27%	$0.219151	$7.87
2004	$0.628660	55.74%	$0.350411	$7.51
2004 Merger Conversion				$6.89
2005	$0.636700	62.20%	$0.396023	$6.50
2006	$0.626250	0.25%	$0.001566	$6.50
2007	$0.760068	0.00%	$0.000000	$6.50
2008	$0.748843	17.33%	$0.129804	$6.37
2009	$0.709000	53.46%	$0.379028	$5.99
2010	$0.723400	16.51%	$0.119429	$5.87
2011	$0.727900	4.57%	$0.033265	$5.84

1.

The estimated tax basis information shown above is applicable only to a share of CPA®:10 common stock that was purchased by a full-term CPA®:10 investor at $10 before the first non-taxable return of capital distribution in 1991 and is based solely on the distributions and non-taxable return of capital distributions paid by CPA®:10, CIP® and CPA®:15. The estimated tax basis shown above does not apply to any other shares of common stock of CPA®:15, including shares acquired at the inception of CIP® or CPA®:15’s initial public offering (see previous tables), shares acquired pursuant to CIP® or CPA®:15’s distribution reinvestment plan and shares acquired pursuant to bequests or inheritance.

2.	The estimated tax basis does not include any distributions paid or to be paid in 2012 and does not reflect a stockholder’s final tax basis. Stockholders will be mailed a final Form 1099-DIV no later than January 30, 2013 that may contain additional return of capital distributions that affect the stockholder’s tax basis.

What is my client’s tax basis of W. P. Carey Inc. shares after the merger?

A CPA®:15 stockholder who acquires shares of W. P. Carey Inc. in the merger will have a new tax basis for their W. P. Carey Inc. shares, which will generally be calculated as follows:

Tax Basis of W. P. Carey Inc. share received	=	Tax basis of CPA®:15 shares exchanged for such W. P. Carey Inc. share	+	Taxable gain recognized with respect to such CPA®:15 shares	-	Cash received for such CPA®:15 shares

The taxable gain recognized in the merger (i.e., up to $1.25 per share of CPA®:15 common stock) is included in determining the tax basis of the W. P. Carey Inc. shares of common stock received. Any amount in excess of $1.25 will not be recognized as a gain until such time that the stockholder sells the shares of W. P. Carey Inc. To the extent a CPA®:15 stockholder has shares of CPA®:15 common stock with different tax bases, the tax bases of the W.P. Carey Inc. shares received will generally be determined separately for each group of CPA®:15 shares exchanged, so that the stockholder will generally receives shares of W. P. Carey Inc. with different tax bases.

Please see the examples below based on a closing price of W. P. Carey on July 23, 2012 of $46.08, providing a total merger consideration of $11.97.

Tax Basis of CPA®:15 Share	Taxable Gain Recognized	Cash Received in Merger	Tax Basis of 0.2326 of One W. P. Carey Inc. Share Received in Exchange for One CPA®:15 Share	Tax Basis of One Full W. P. Carey Inc. Share Received
$8.60	$11.97 - $8.60 = $3.37 Only $1.25 is recognized at the time of the merger.	$1.25	$8.60 + $1.25 - $1.25 = $8.60	$8.60 / 0.2326 = $36.97
$10.72	$11.97 - $10.72 = $1.25	$1.25	$10.72 + $1.25 - $1.25 = $10.72	$10.72 / 0.2326 = $46.09
$11.00	$11.97 - $10.72 = $0.97	$1.25	$11.00 + $0.97 - $1.25 = $10.72	$10.72 / 0.2326 = $46.09

These examples assume that the CPA®:15 stockholder exchanges at least five shares of CPA®:15 common stock in the merger with the specified tax basis, so that the stockholder will receive at least one full share of W. P. Carey Inc. common stock in exchange for such shares.

Additional Information About The Proposed Merger

CPA®:15 stockholders are urged to read the Joint Proxy Statement/Prospectus and other materials which were filed by CPA®:15 with the U.S. Securities and Exchange Commission (the “SEC”). These documents contain important information, which should be read carefully before any decision is made with respect to the proposed merger. As these documents are filed with the SEC, they become available for free at the SEC’s website (www.sec.gov). These documents will also be available for free by accessing CPA®:15’s website (www.cpa15.com). CPA®:15 and certain of its executive officers and members of management may be deemed to be participants in the solicitation of stockholders in connection with the proposed merger. Information regarding CPA®:15’s executive officers and directors is available in CPA®:15’s annual report on Form 10-K filed with the SEC by CPA®:15 on March 5, 2012. Investors may also obtain information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger, including any interest they have in the proposed merger, by reading the Joint Proxy Statement/Prospectus filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.